Exhibit 1(a)
Supplement to
Trust Instrument of
Fidelity Union Street Trust II
This Supplement to the Trust Instrument of Fidelity Union Street Trust II, (the "Trust"), dated June 20, 1991 is adopted pursuant to a resolution of the shareholders adopted at a meeting on September 17, 1997 as follows:
1. Article VII, Section 7.01 of the Trust Instrument is amended and restated as follows:
VOTING POWERS
 Section 7.01. The Shareholders shall have power to vote only (i) for the election of Trustees as provided in Article III, Sections 3.01 and
3.02 hereof, (ii) for the removal of Trustees as provided in Article III, Section 3.03(d) hereof, (iii) with respect to any investment advisory or management contract as provided in Article VI, Sections
6.01 and 6.05 hereof, and (iv) with respect to such additional matters relating to the Trust as may be required by law, by this Trust Instrument, or the Bylaws or any registration of the Trust with the Commission or any State, or as the Trustees may consider desirable.
On any matter submitted to a vote of the Shareholders, all Shares shall be voted separately by individual Series, except (i) when required by the 1940 Act, Shares shall be voted in the aggregate and not by individual Series; and (ii) when the Trustees have determined that the matter affects the interests of one or more Series, then the Shareholders of all such Series shall be entitled to vote thereon.
The Trustees may also determine that a matter affects only the interests of one or more classes of a Series, in which case any such matter shall be voted on by such class or classes. A Shareholder of each Series shall be entitled to one vote for each dollar of net asset value (number of shares owned times net asset value per share) of such Series, on any matter on which such Shareholder is entitled to vote and each fractional dollar amount shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees. Shares may be voted in person or by proxy or in any manner provided for in the Bylaws. A proxy may be given in writing. The Bylaws may provide that proxies may also, or may instead, be given by any electronic or telecommunications device or in any other manner. Notwithstanding anything else herein or in the Bylaws, in the event a proposal by anyone other than the officers or Trustees of the Trust is submitted to a vote of the Shareholders of one or more Series or of the Trust, or in the event of any proxy contest or proxy solicitation or proposal in opposition to any proposal by the officers or Trustees of the Trust, Shares may be voted only in person or by written proxy. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required or permitted by law, this Trust Instrument or any Bylaws of the Trust to be taken by Shareholders.

 IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has executed this instrument.
    /s/Robert C. Pozen

    Robert C. Pozen, as Trustee
    and not individually.
 Dated: Sept. 26, 1997